Exhibit p.8

Polen Capital Management, LLC.

December 2012

Code of Ethics

While the Firm is confident of its employees’ integrity and good faith, there are certain instances where associated persons possess knowledge regarding present or future transactions or have the ability to influence portfolio transactions made by the Firm for its clients in securities in which they personally invest. In these situations, personal interest may conflict with that of the Firm’s clients.

In view of the above, the Firm has adopted this Code of Ethics to establish reporting requirements and enforcement procedures designated to prohibit potential conflicts of interest and to comply with the provisions of SEC Rule 204A-1.

Definitions

This Code of Ethics requires certain supervised persons, called “access persons,” to report their personal securities transactions and holdings. An access person is a supervised person who has access to nonpublic information regarding clients’ purchase or sale of securities, is involved in making securities recommendations to clients or who has access to such recommendations that are nonpublic. A supervised person who has access to nonpublic information regarding the portfolio holdings of affiliated mutual funds would be considered an access person, but a supervised person would not be an access person solely because that person has nonpublic information regarding the portfolio holdings of a client that is not an investment company. Persons who are not supervised persons of the Firm would not be access persons.

The Firm’s supervised persons are its partners, officers, directors (or other persons occupying a similar status or performing similar functions) and employees, as well as any other persons who provide advice on behalf of the adviser and are subject to the adviser’s supervision and control. If the Firm’s primary business is providing investment advice, then all of its directors, officers and partners are access persons.

An access person would be considered to be a beneficial owner of any security in which he has a direct or indirect monetary interest or is held by his spouse, his minor children, a relative who shares his home, or other persons by reason of any contract, arrangement, understanding or relationship that provides him with sole or shared voting or investment power.

A “reportable security” is considered to be any security, except that it shall not include securities issued by the Government of the United States or an agency thereof; money market instruments (bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments); shares of money market funds; transactions and holdings in other open-end mutual funds (unless the Firm or a control affiliate acts as the investment adviser or principal underwriter for the fund); and transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds.

“Purchase or sale of a security” includes, among other things, the writing of an option to purchase or sell a security. A security is “being purchased or sold” by the client from the time when a purchase or sale has been communicated to the Firm until the time when such transaction has been fully completed or terminated.

Statement of General Principles

In recognition of the trust and confidence placed in the Firm by its clients and to stress its belief that its operations are directed to the benefit of its clients, the Firm has developed and adopted the following general principles to guide its supervised persons:

1.	The interests of the clients are paramount and all associated persons of the Firm must conduct themselves in such a manner that the interests of the clients take precedence over all others.

2.	All personal securities transactions by supervised persons of the Firm must be placed in such a way as to avoid any conflict between the interest of the Firm’s clients and the interest of any supervised person of the Firm.

3.	All supervised persons of the Firm must avoid actions or activities that allow personal benefit or profit from their position with regard to the Firm’s clients.

4.	All supervised persons will remain compliant with federal securities laws.

5.	Any potential violations of this Code of Ethics must be promptly reported to the Chief Compliance Officer.

Conflicts of Interest

It is the policy of the Firm that supervised persons should be free from any direct or indirect interest, activity or entity that could possibly conflict with the interests of the Firm or its clients. Underlying this policy are two principles:

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No supervised person should have, or acquire, any direct or indirect interest, activity or association, which influences or interferes with, or which might or could be thought to interfere with or influence the independent exercise of his judgment in the best interest of the Firm.

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No supervised person should personally profit, or seek to profit, directly or indirectly, from opportunities or business information that are available to, or obtained by, him as a result of his position with the Firm.

Direct or indirect interests include agency relationships, trusts, corporations, partnerships and interests held by family members.

Prohibited Purchases and Sales of Securities

No access person shall, in connection with the purchase or sale, directly or indirectly:

1.	Employ any device, scheme or artifice to defraud;

2.	Make any untrue statement of a material fact or omit to state a material fact;

3.	Engage in any act, practice or course of business which would operate as a fraud or deceit;

4.	Engage in any manipulative practice; or

5.	Trade ahead of or in conflict with investment recommendations.

Pre-Clearance of Transactions

The Chief Compliance Officer must pre-approve in writing any investment by an access person in an initial public offering (“IPO”), private placement or a security which appears on the Company’s restricted list or watch list.

Reporting Obligation

A complete report of each access person’s securities holdings is required at the time the person becomes an access person (no later than 10 days after the person becomes an access person) and at least once a year thereafter. The holdings reports must be current as of a date not more than 45 days prior to the individual becoming an access person (initial report) or the date the report is submitted (annual report). Each holdings report must contain, at a minimum:

1.	The title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which the access person has any direct or indirect beneficial ownership;

2.	The name of any broker, dealer or bank with which the access person maintains an account in which any securities are held for the access person’s direct or indirect benefit; and

3.	The date the access person submits the report.

In addition, quarterly reports are required of all personal securities transactions by access persons, which are due no later than 30 days after the close of the calendar quarter. Each transaction report must contain, at a minimum, the following information about each transaction involving a reportable security in which the access person had, or as a result of the transaction acquired, any direct or indirect beneficial ownership:

1.	The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;

2.	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

3.	The price of the security at which the transaction was effected;

4.	The name of the broker, dealer or bank with or through which the transaction was effected; and

5.	The date the access person submits the report.

In the event that no personal securities transactions of Reportable Securities occurred during the quarter, or Reportable Securities were held at the initial or annual holding period, the report should be so noted, and returned, signed and dated. All such required reports must be submitted to the Chief Compliance Officer or designee.

Report forms will be sent to all access persons by the Chief Compliance Officer prior to the end of each quarter and year; initial holding reports will also be provided by the Chief Compliance Officer. Transactions effected pursuant to an automatic investment plan would not have to be reported. Access persons are also exempt from reporting securities held in accounts over which the access person had no direct or indirect influence or control.

A quarterly transaction report is not required if the report would duplicate information contained in broker trade confirmations or account statements that the Firm holds in its records so long as the Firm receives the confirmations or statements no later than 30 days after the end of the applicable calendar quarter. The Chief Compliance Officer is responsible for assessing that such duplicate records are being received.

Additional Restrictions and Requirements

1.	No access person shall accept or receive any gift in excess of $100 value during any 12 month period from any person or entity that does business with or on behalf of the Firm.

2.	No access person may accept a position as a director, trustee or general partner of a publicly traded company unless such position has been presented to and approved by the Firm.

3.	The Chief Compliance Officer will maintain a current listing of all access persons.

4.	The Chief Compliance Officer will review this Code of Ethics at least annually to determine the adequacy of these policies and related procedures.

Political Contributions Policy

While Contributions to Political Officials are made for a number of legitimate reasons, there is also an opportunity for abuse in certain situations, including where there are opportunities for conflicts of interest involving the Company, and certain Contributions may adversely affect the Company’s ability to have certain plan clients, particularly state and local pension plan clients. In order to protect against such potential abuses, comply with our fiduciary duties, seek to avoid even the appearance of impropriety, allow the Company to have certain plan clients and enable the Company to monitor compliance with applicable laws, the Company does not currently permit Political Contributions.

Review and Enforcement

The Chief Compliance Officer shall review all reported personal securities transactions to determine whether a violation of this Code of Ethics may have occurred. This includes reviewing for reports or trades reported late, incomplete quarterly/annual reports, and trades conducted in violation of the Code of Ethics, such as pre-clearance. Before making any determination that a violation has been committed by any person, the Chief Compliance Officer shall give such person an opportunity to supply additional explanatory material.

Review of personal securities holding and transaction reports will also include comparison of such personal trading to any restricted lists; assessment as to whether the access person is trading for his own account in the same securities he is trading for clients, and if so whether the clients are receiving terms as favorable as the access person takes for himself; periodically analyzing the access person’s trading for patterns that may indicate abuse, including market timing; investigation of any substantial disparities between the quality of performance the access person achieves for his own account and that he achieves for clients; and investigation of any substantial disparities between the percentage of trades that are profitable when the access person trades for his own account and the percentage that are profitable when he places trades for clients.

If the Chief Compliance Officer determines that a violation of this Code of Ethics may have occurred, he shall submit a written determination, together with the confidential monthly report and any additional explanatory material provided by the individual to senior management, who will determine the appropriate action in conjunction with counsel. If necessary, the Firm shall impose upon the individual such sanctions as deemed appropriate under the circumstances.

Records

The Firm shall maintain records in the manner and to the extent set forth below, and will make them available for examination by representatives of the SEC or State.

1.	A copy of this Code of Ethics and any other code which is, or at any time within the past five (5) years has been, in effect shall be preserved in an easily accessible place;

2.	A record of any violation of this Code of Ethics and any action taken as a result of such violation shall be preserved in an easily accessible place for a period of not less than five (5) years following the end of the fiscal year in which the violation occurs;

3.	A copy of each supervised person’s written acknowledgment of receipt of this Code of Ethics for a period of five (5) years;

4.	A copy of each report made by an access person pursuant to this Code of Ethics shall be preserved for a period of not less than five (5) years from the end of the fiscal year in which it is made, the first (2) two years in an easily accessible place;

5.	A record of any decision within the past five (5) years approving an access person’s acquisition of securities in IPOs and limited offerings; and

6.	A list of all persons who are, or within the past five (5) years have been, required to make reports pursuant to this Code of Ethics shall be maintained in an easily accessible place.

Code of Ethics Training

The Firm will provide to each supervised person a copy of this Code of Ethics and any amendments. Each supervised person is required to acknowledge, in writing, his receipt of those copies. In addition, each supervised person must annually recertify that he has re-read, understands and has complied with the code. The Chief Compliance Officer is responsible for verifying that all supervised persons acknowledge receipt. The Chief Compliance Officer is also responsible for providing supervised persons adequate training on the principles and procedures of this Code of Ethics, such as periodic orientation or training sessions with new and existing staff to remind them of their obligations under the code.

Acknowledgement

I acknowledge that I have received a copy of the Code of Ethics of Polen Capital Management, LLC. I also acknowledge that I have read this Code of Ethics, understand its requirements and am in compliance with its provisions.

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